June 2, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Marion Graham

Attn: Ms. Jan Woo

Re:	Golden Matrix Group, Inc.
Registration Statement on Form S-3 Filed May 2, 2025
File No. 333-286935

Dear Ms. Graham and Ms. Woo:

On behalf of Golden Matrix Group, Inc. (the “Company”), we hereby submit this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 20, 2025, with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on May 2, 2025 (File No. 333-286935)(the “Registration Statement”).

The Company is concurrently filing with this letter Amendment No. 1 to the Registration Statement via Edgar (“Amendment No. 1”), which has been updated to address the responses to your comments, as indicated below.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 3

1. Please update your financial statements by incorporating by reference your Form 10- K for the year ended December 31, 2024 filed on March 24, 2025 and your Form 10-Q for the quarter ended March 31, 2025. In revising this section, please consider the guidance in Compliance & Disclosure Interpretation (Securities Act Forms) Question 123.05 for guidance.

RESPONSE: The Company has updated its disclosures in “Incorporation of Certain Documents by Reference” to specifically include a reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 24, 2025, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 filed on May 8, 2025, and to include the waiting period language set forth in Question 123.05.

Page 1 of 3

General

2. We note your disclosure that Craig-Hallum Group LLC will sell up to $14,700,000 pursuant to an equity distribution agreement. However, we also note your disclosure that under this agreement, you may sell up to $20,000,000, which is also the amount provided by the agreement filed as Exhibit 1.1. Please revise your provide consistent disclosure throughout your filing.

RESPONSE: Please note that while the equity distribution agreement provides for the sale of up to $20 million of common stock under the terms of such agreement, because the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates of the Company (public float) as of the date the Company filed its Form S-3 was less than $75 million, the Company is subject to the limitation set forth in Instruction I.B.6 of Form S-3. More specifically, the Company cannot sell more than one-third of the value of its public float in any 12 month period. The $14.7 million value used throughout the original sales agreement prospectus (now updated to $14.0 million) represented the value of one-third of the Company’s public float at the time the Form S-3 was filed. The Company has revised and updated the sales agreement prospectus included in Amendment No. 1, including on the cover page and under “Plan of Distribution” (each as copied below) to clarify as follows (additional language in bold):

Cover Page

“Golden Matrix Group, Inc. (the “Company,” “we,” or “us”) has entered into an Equity Distribution Agreement (the “Sales Agreement”) with Craig-Hallum Capital Group LLC (the “Sales Agent” or “Craig-Hallum”) relating to the issuance and sale of our common stock, par value $0.00001 per share offered by this prospectus supplement and the accompanying prospectus. In accordance with the terms of the Sales Agreement, we may offer and sell shares of our comment stock having an aggregate offering price of up to $20,000,000, from time to time through Craig-Hallum acting as our sales agent or principal. To date, we have sold 106,654 shares of our common stock for aggregate gross sale proceeds of $194,844 in accordance with the Sales Agreement. After giving effect to the terms of the Sales Agreement, we may, from time to time, offer and sell shares of common stock having an aggregate offering price of up to $19.81 million under the Sales Agreement, which amount is in addition to the shares of common stock that we have sold to date in accordance with the Sales Agreement. Notwithstanding the total dollar value of shares eligible for future sale under the Sales Agreement as of the date of this prospectus supplement as discussed above, this prospectus supplement only covers the sale of up to $14.0 million of shares of common stock, as a result of the guidance set forth in General Instruction I.B.6 of Form S-3, as discussed below. If the market value of shares of our common stock held by non-affiliates increases such that we may sell a greater amount of additional shares of common stock under the Sales Agreement and the registration statement of which this prospectus supplement is a part, and/or we decide to sell additional shares under the Sales Agreement, we will file another prospectus supplement prior to making such sales.”

Page 2 of 3

Plan of Distribution:

“On November 22, 2024, we entered into a Sales Agreement with Craig-Hallum under which we may offer and sell up to $20,000,000 of shares of our common stock from time to time through Craig-Hallum acting as sales agent or principal. To date, we have sold 106,654 shares of our common stock for aggregate gross sale proceeds of $194,844 in accordance with the Sales Agreement. After giving effect to the terms of the Sales Agreement, we may, from time to time, offer and sell shares of common stock having an aggregate offering price of up to $19.81 million under the Sales Agreement, which amount is in addition to the shares of common stock that we have sold to date in accordance with the Sales Agreement. Notwithstanding the total dollar value of shares eligible for future sale under the Sales Agreement as of the date of this prospectus supplement as discussed above, this prospectus supplement only covers the sale of up to $14.0 million of shares of common stock, as a result of the guidance set forth in General Instruction I.B.6 of Form S-3, as discussed on the cover page hereof. If the market value of shares of our common stock held by non-affiliates increases such that we may sell a greater amount of additional shares of common stock under the Sales Agreement and the registration statement of which this prospectus supplement is a part, and/or we decide to sell additional shares under the Sales Agreement, we will file another prospectus supplement prior to making such sales. Sales of our common stock, if any, will be made in negotiated transactions, including block trades or block sales, or at market prices by any method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, including without limitation sales made through the Nasdaq Capital Market or any other trading market for our common stock, or by any other method permitted by law.”

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (832) 930-6432.

Sincerely, /s/ David M. Loev David M. Loev Managing Partner

Page 3 of 3